EXHIBIT 3.2
ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION OF
PACIFIC HEALTH CARE ORGANIZATION, INC.

Pacific Health Care Organization, Inc., a corporation organized under the laws of the State of Utah, on April 17, 1970, hereby adopts the following amendment to its Articles of Incorporation pursuant to the provisions of Section 16-10a-1006 of the Utah Revised Business Corporation Act (the “Act”).
I
The Articles of Incorporation shall be amended to read as follows:
ARTICLE VI
The Corporation hereby approves and adopts a forward split of the issued and outstanding common stock of the Corporation on a two and one-half (2.5) shares for one (1) share basis, and that said forward split shall occur on a per shareholder basis.  There are approximately 317,997 pre-split common shares issued and outstanding.  All fractional shares resulting from the forward split shall be rounded up to the next whole share.  Following the forward split there will be approximately 794,997 common shares issued and outstanding.
II
The date of shareholder approval and adoption of the foregoing amendment was April 11, 2008.  The number of shares outstanding in the Corporation and entitled to vote, as of the record date, on the foregoing amendment was 15,427,759.  All common stock in the Corporation is entitled to one vote per share for each matter coming before the shareholders.  A majority of the shares constitutes a quorum of the shareholders.  The number of shares that approved the foregoing amendment was 12,365,710 or 80% of the outstanding shares, which is sufficient to approve the foregoing amendment.
Dated this 16th day of April, 2008
PACIFIC HEALTH CARE ORGANIZATION, INC.

By:
Tom Kubota, President